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SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:       21 October 2002

NATIONAL GRID TRANSCO plc

(formerly National Grid Group plc)

(Registrant’s Name)

1-3 Strand
London
WC2N 5EH
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID GROUP plc
s/David C. Forward
By:_________________________
Name: David C Forward
Title: Assistant Secretary

Date: October 21, 2002

ANNEX 1 - Copy Announcement as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement to the London Stock Exchange

for 21st October 2002

National Grid Transco plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Announcement:

National Grid Transco plc -

'Completion of Merger and commencement of dealings in New National Grid Transco Shares'

NATIONAL GRID TRANSCO PLC

Completion of Merger and commencement of dealings in New National Grid Transco Shares

National Grid Transco plc ("National Grid Transco") is pleased to announce that the Lattice Scheme of Arrangement required to effect the merger between National Grid Group plc ("National Grid") and Lattice Group plc ("Lattice") (the "Merger") became effective today and the Merger has completed. As a result, National Grid has become the holding company for the enlarged group and changed its name to National Grid Transco.

Sir John Parker, Chairman of National Grid Transco, said: "The creation of National Grid Transco brings together two complementary organisations to create a leading energy delivery company. The merger will not only enable us to secure further improvements in security, reliability and efficiency in the UK, but it also reinforces our skills and resources to create further value via our expansion strategy in the Northeast of the US. Our new Group enjoys a wealth of opportunities which we intend to realise for the benefit of customers, employees and shareholders."

Roger Urwin, Chief Executive of National Grid Transco, said: "Over the past six months we have made enormous headway in integrating our two businesses. This process is proceeding smoothly and is reflected by the fact that the new head office of National Grid Transco is open for business today. Looking forward we are confident that we will create further value, beyond the integration savings we are set to deliver, by implementing best practice across the Group and by using our expanded skills base to enhance our US strategy."

In accordance with the Lattice Scheme of Arrangement, Lattice Shareholders on the register as at 6:00 pm on Friday 18 October 2002 ("Scheme Shareholders") received 0.375 of a New National Grid Transco Share for each Lattice Share then held.

Lattice has applied to the UK Listing Authority for its shares to be delisted from the Official List with immediate effect. Dealings in the New National Grid Transco Shares issued to Scheme Shareholders are expected to commence on the London Stock Exchange under the name of National Grid Transco plc and the symbol "NGT" at 8:00 am today.

The CREST accounts of Scheme Shareholders holding Lattice Shares in uncertificated form are expected to be credited today. Share certificates for the New National Grid Transco Shares will be despatched to Scheme Shareholders holding shares in certificated form no later than 4 November 2002.

Fractional entitlements to a New National Grid Transco Share will not be issued to Lattice Shareholders but will be aggregated and sold in the market and the relevant share of the proceeds returned by cheque to the relevant Lattice Shareholders no later than 4 November 2002.

National Grid Shareholders will continue to hold their existing National Grid Shares, which will now trade on the London Stock Exchange under the name of National Grid Transco plc and the symbol "NGT". Holders of National Grid ADSs will continue to hold those ADSs, which will trade on the New York Stock Exchange under the name of National Grid Transco plc and the symbol "NGG".

The Board of National Grid Transco with effect from today, and their respective functions will be:

Name:                                                Function:

Sir John Parker                                   Chairman (Non-executive)

James Ross                                       Deputy Chairman (Non-executive)

Roger Urwin                                       Chief Executive

Steve Lucas                                       Group Finance Director

Edward Astle                                      Group Executive Director

Steven Holliday                                   Group Executive Director

Rick Sergel                                         Group Executive Director

John Wybrew                                      Group Executive Director

John Grant                                          Non-executive Director

Kenneth Harvey                                   Non-executive Director

Bonnie Hill                                          Non-executive Director

Paul Joskow                                       Non-executive Director

Stephen Pettit                                     Non-executive Director

George Rose                                      Non-executive Director

Colin Matthews has tendered his resignation from Lattice and will therefore not be joining the Board of National Grid Transco. Stephen Box, William Davis, Robert Faircloth and Richard Reynolds are retiring from the Board of National Grid with effect from today, although William Davis will continue with his other roles within National Grid Transco, including as Chairman of National Grid USA.

Terms used in this announcement shall have the same meaning as in the respective Circulars circulated by National Grid to its shareholders and by Lattice to its shareholders, in both cases dated 14 June 2002.

Enquiries:

National Grid Transco

Investor Relations

Marcy Reed                                      44 (0) 20 7004 3170

                                                          44 (0) 7768 490 807

Terry McCormick                              44 (0) 20 7004 3171

                                                          44 (0) 7768 045 139